James S. Rowe To Call Writer Directly: +312 862 2191 james.rowe@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

September 7, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes
Doug Jones
Charlie Guidry
Dieter King

Re:	A.K.A. Brands Holding Corp.
Registration Statement on Form S-1
Filed August 24, 2021
File No. 333-259028

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, a.k.a Brands Holding Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated September 1, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in

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Securities and Exchange Commission

September 7, 2021

the Registration Statement (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Our Principal Stockholder, page 11

1.	Please summarize here the director nomination agreement with your principal stockholder. In doing so, please address the nomination rights associated with each percentage ownership range.

Response

In response to the Staff’s comment, the Company has included a summary of the director nomination agreement with our principal stockholder, including a description of the nomination rights associated with each percentage ownership range.

Director Nomination Agreement, page 161

2.	Please defined here the term “Original Amount.”

Response

In response to the Staff’s comment, the Company has defined the term “Original Amount.”

General

3.

We note you have deleted from the prospectus all disclosures that you expect to be a “controlled company” within the meaning of applicable corporate governance standards. Please tell us why you have deleted these disclosures. In doing so, please address your risk factor disclosure on page 55 that states “Summit controls us,” as well as the director nomination rights held by your principal stockholder.

Securities and Exchange Commission

September 7, 2021

Response

Upon further analysis of the Company’s expected share ownership immediately following the offering, the Company has determined that it expects to be a “controlled company” within the meaning of applicable corporate governance standards, and therefore has reinserted all of the related disclosure deleted from its earlier submission.

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Securities and Exchange Commission

September 7, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191 or Michael P. Keeley at (312) 862-2144.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Jill Ramsey
a.k.a. Brands Holding Corp.